Ex.) 28(h)(12)

SSGA Funds (the “Trust”)

One Lincoln Street

Boston, MA

RE: SSGA FM Reduction of Administration Fees

Dear Ladies and Gentlemen:

Effective as of June 1, 2015, SSGA Funds Management, Inc. (“SSGA FM”), as administrator to the Trust, agrees to reduce the fee rate payable under the Administration Agreement between SSGA FM and the Trust dated as of June 1, 2015. The reduction may only be terminated with the approval of the Board of Trustees of the SSGA Funds.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/ Ellen M. Needham
By: Ellen M. Needham, President

ACKNOWLEDGED AND AGREED TO:

SSGA FUNDS

/s/ Chad. C. Hallett
By: Chad C. Hallett, Treasurer